Mail Stop 3561

March 30, 2010

Ken Davenport
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

> **Re: The Godspell LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 24, 2010**
> **File No. 024-10261**

Dear Mr. Davenport:

This is to advise you that a preliminary review of the above offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, your offering statement does not include financial statements pursuant to part F/S of Form 1-A. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the qualification date of the offering statement and that, should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Heather Reid
        Fax: (212) 308-0642